

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

January 19, 2010

VIA U.S. MAIL & FASCIMILE

Mr. Robert B. Allen
Chief Executive Officer
Brink's Home Security Holdings, Inc.
8880 Esters Boulevard
Irving, TX 75063

> **RE:** **Brink's Home Security Holdings, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **Filed March 31, 2009**
> **File No. 001-34088**

Dear Mr. Allen:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                 Sincerely,

                                 /s/Larry Spirgel
                                 Assistant Director